List of Subsidiaries of Ceres Ventures, Inc.

PhytoMedical Technologies Corporation, a Nevada corporation

PolyPhenol Technologies Corporation, a Nevada corporation

BluFlow Technologies, Inc., a Delaware corporation

Nascent Water Technologies, Inc., a California corporation